Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155
CASCADES INC.
ANNOUNCES REGISTERED EXCHANGE OFFER FOR
7 3/4% SENIOR NOTES DUE 2017
AND 7 7/8% SENIOR NOTES DUE 2020
Kingsey Falls, Québec, May 12, 2010. Cascades Inc. (“Cascades”) announced today that it has commenced an exchange offer to exchange (i) up to US$500,000,000 of its registered 7 3/4% Senior Notes due 2017 for an equal amount of its privately placed 7 3/4% Senior Notes due 2017, and (ii) up to US$250,000,000 of its registered 7 7/8% Senior Notes due 2020 for an equal amount of its privately placed 7 7/8% Senior Notes due 2020. The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act of 1933, and the transfer restrictions and registration rights and related special interest provisions applicable to the original notes will not apply to the exchange notes.
     Cascades will accept for exchange any and all original notes validly tendered on or prior to 9:00 a.m., New York City time, on the date the exchange offer expires, which will be June 11, 2010, unless the exchange offer is extended by Cascades.
     This press release is not an offer to exchange or a solicitation of acceptance of the offer to exchange. The exchange offer is made only pursuant to Cascades’ prospectus, dated May 12, 2010, which has been filed with the Securities and Exchange Commission as part of Cascades’ Registration Statement on Form F-4, and the related letter of transmittal. The Registration Statement was declared effective by the Securities and Exchange Commission on May 12, 2010.
     Copies of the prospectus and transmittal materials governing the exchange offer may be obtained from the Exchange Agent, The Bank of Nova Scotia Trust Company of New York, at the following address:
The Bank of Nova Scotia Trust Company of New York
Attn: Pat Keane
One Liberty Plaza
New York, New York 10006
(212) 225-5427
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 12,500 men and women who work in more than 100 units located in North America and in Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

For more information :	Source:

Didier Filion	Christian Dubé
Director, Investor Relations	Vice-President and Chief Financial Officer
Tel.: 514-282-2697
Cell.: 514-229-5303